SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

Dated: February 11, 2008

Commission File No. 001-33811

NAVIOS MARITIME PARTNERS L.P.

85 Akti Miaouli Street, Piraeus, Greece 185 38
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F    X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                   No     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                   No     X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   No    X

Financial Results for the Fourth Quarter and Year Ended December 31, 2007; Audited Financial Statements and Report

On February 11, 2008, Navios Maritime Partners L.P. issued a press release announcing its financial results for the fourth quarter and year ended December 31, 2007. In addition, this Report contains the audited financial statements, and accompanying report of the independent auditors, for such financial results. A copy of the press release is furnished as Exhibit 99.1 to this Report and a copy of the audited financial statements, and accompanying audit report, is furnished as Exhibit 99.2 to this Report, and each are incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME PARTNERS L.P.
By: /s/ Angeliki Frangou Angeliki Frangou Chief Executive Officer Date: February 11, 2008

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press Release dated February 11, 2008
99.2	Audited Financial Statements and Report